July 12, 2013

The Board of Directors

Esperanza Resources Corp.

Suite 1400 – 400 Burrard Street

Vancouver, BC V6C 3A6

To the Board of Directors:

Haywood Securities Inc. (the “Advisor” or “Haywood Securities”) understands that Esperanza Resources Corp. (the “Corporation” and which term shall, to the extent required or appropriate in the context, include the affiliates of the Corporation) and Alamos Gold Inc. (“Alamos”) have agreed to enter into a plan of arrangement transaction (the “Transaction”) pursuant to which Alamos will acquire all of the outstanding shares of Esperanza in exchange for $0.85 per share in cash plus 0.0625 of an Alamos share purchase warrant, as contemplated by the arrangement agreement dated July 12, 2013 between the Corporation and Alamos (the “Arrangement Agreement” and which term shall include the schedules attached thereto).  The Transaction will be described in detail in a management proxy circular (the “Circular”) to be prepared by the Corporation and sent to the shareholders of the Corporation.

The Board of Directors of the Corporation (the “Board of Directors”) has engaged Haywood Securities to render an opinion (this “Fairness Opinion”) as to the fairness, from a financial point of view, of the consideration to be received by the common shareholders of the Corporation in connection with the Transaction.  Haywood Securities has not prepared a valuation of either the Corporation, or Alamos, or any of their respective securities or assets and this Fairness Opinion should not be construed as such.

Engagement

The Board of Directors initially contacted Haywood Securities regarding a potential advisory assignment on July 5, 2013 and Haywood Securities was formally engaged by the Board of Directors pursuant to an agreement dated July 11, 2013 between the Corporation and Haywood Securities (the “Advisory Agreement”).  Under the Advisory Agreement, Haywood Securities agreed to render an opinion to the Board of Directors with respect to the fairness, from a financial point of view, of the consideration to be received by the common shareholders of the Corporation in connection with the Transaction.  Following the review of the terms of the Transaction by Haywood Securities, Haywood Securities rendered its oral opinion to the Board of Directors as to the fairness, from a financial point of view, of the consideration to be received by the common shareholders of the Corporation in connection with the Transaction.  This Fairness Opinion confirms the oral opinion rendered by Haywood Securities to the Board of Directors on July 11, 2013.

The terms of the Advisory Agreement provide that Haywood Securities is to be paid fees for its services under the Advisory Agreement. The Corporation has also agreed to reimburse Haywood Securities for its reasonable out-of-pocket expenses and to indemnify Haywood Securities in respect of certain liabilities that might arise out of our engagement.

Independence of Haywood Securities

Haywood Securities is not an insider, associate, or affiliate of the Corporation or Alamos or any of their respective associates or affiliates.  Haywood Securities has not entered into any other agreements or arrangements with the Corporation or Alamos or any of their affiliates with respect to any future dealings. During the 24 months prior to the engagement of Haywood Securities under the Advisory Agreement, Haywood Securities was engaged by the Corporation with respect to the proposed transactions with Pan American Silver Corp.

Haywood Securities acts as a trader and dealer, both as principal and agent, in major financial markets and, as such, may have had and may in the future have positions in the securities of the Corporation and Alamos or any of their respective associates or affiliates and, from time to time, may have executed or may execute transactions on behalf of such companies or clients for which it received or may receive compensation. As an investment dealer, Haywood Securities conducts research on securities and may, in the ordinary course of its business, provide research reports and investment advice to its clients on investment matters, including with respect to the Corporation or Alamos or the Transaction.

Credentials of Haywood Securities

Haywood Securities is one of Canada's leading independent investment dealers with operations in corporate finance, equity sales and trading and investment research.  The opinion expressed herein is the opinion of Haywood Securities, and the individuals primarily responsible for preparing this opinion are professionals of Haywood Securities experienced in merger, acquisition, divestiture and fairness opinion matters.

Scope of Review and Approach to Analysis

In connection with rendering the Fairness Opinion, we have reviewed and relied upon, or carried out, among other things, the following:

(a)

reviewed the Arrangement Agreement between the Corporation and Alamos concerning the proposed Transaction, dated July 12, 2013;

(b)

reviewed the audited consolidated financial statements of the Corporation for the financial years ended December 31, 2011 and 2012;

(c)

reviewed the Management's Discussion and Analysis of the Corporation for the financial years ended December 31, 2011 and 2012;

(d)

reviewed the unaudited consolidated financial statements of the Corporation for the financial quarters ended June 30, 2012, September 30, 2012 and March 31, 2013;

(e)

reviewed the Management's Discussion and Analysis of the Corporation for the financial quarters ended June 30, 2012, September 30, 2012 and March 31, 2013;

(f)

reviewed the Corporation’s Management Information Circular dated May 8, 2012;

(g)

reviewed the audited consolidated financial statements of Alamos for the financial years ended December 31, 2011 and 2012;

(h)

reviewed the Management's Discussion and Analysis of Alamos for the financial years ended December 31, 2011 and 2012;

(i)

reviewed the unaudited consolidated financial statements of Alamos for the financial quarters ended June 30, 2012, September 30, 2012 and March 31, 2013;

(j)

reviewed the Management's Discussion and Analysis of Alamos for the financial quarters ended June 30, 2012, September 30, 2012 and March 31, 2013;

(k)

reviewed the Annual Information Form of Alamos for the financial years ended December 31, 2011 and 2012;

(l)

reviewed public information relating to the business, financial condition and trading history of each of the Corporation and Alamos and other select public companies we considered relevant;

(m)

reviewed 43-101 compliant technical reports of each of the Corporation and Alamos;

(n)

reviewed certain historical financial information and operating data concerning the Corporation and Alamos;

(o)

reviewed certain projected financial and operating information, including without limitation, operational forecasts, financial forecasts and internal mine models, which were prepared and provided by the Corporation;

(p)

reviewed certain internal documents, including without limitation, management reports, material contracts and exploration reports, which were prepared and provided by the Corporation;

(q)

reviewed historical market prices and valuation multiples for the common shares of the Corporation and the common shares of Alamos and compared such prices and multiples with those of certain publicly traded companies that we deemed relevant for the purposes of our analysis;

(r)

reviewed the financial results of the Corporation and Alamos and compared them with publicly available financial data concerning certain publicly traded companies that we deemed to be relevant for the purposes of our analysis;

(s)

reviewed publicly available financial data for merger and acquisition transactions that we deemed comparable for the purposes of our analysis;

(t)

compared the consideration to be received by the common shareholders of the Corporation to the value per common share of the Corporation implied by analyses of market multiples of comparable companies, implied multiples paid in comparable transactions and net asset value analysis incorporating the discounted cash flow methodology;

(u)

reviewed certain industry and analyst reports and statistics that we deemed relevant for the purposes of our analysis;

(v)

reviewed certain other internal information, prepared for and by the Corporation; and

(w)

reviewed and considered such other financial, market, technical and industry information, and conducted such other investigations, analyses and discussions (including discussions with senior management of the Corporation) as we considered relevant and appropriate in the circumstances.

In our assessment, we considered several techniques and used a blended approach to determine our opinion on the Transaction.  We based this Fairness Opinion upon a number of quantitative and qualitative factors.

Haywood Securities has not, to the best of its knowledge, been denied access by the Corporation to any information under its control requested by Haywood Securities.  Haywood Securities did not meet with the auditors of the Corporation or Alamos and has assumed the accuracy and fair presentation of and relied upon the audited consolidated financial statements of each of the Corporation and Alamos and the reports of the auditor thereon.

Assumptions and Limitations

With the approval and agreement of the Board of Directors, we have relied upon and assumed, without assuming responsibility or liability for independent verification, the completeness, accuracy and fair presentation of all financial information, business plans, financial analyses, forecasts and other information, data, advice, opinions and representations obtained by us from public sources, or provided to us by the Corporation or Alamos, their respective subsidiaries, directors, officers, associates, affiliates, consultants, advisors and representatives relating to the Corporation, Alamos, their respective subsidiaries, associates and affiliates, and to the Transaction.  The Fairness Opinion is conditional upon such completeness, accuracy and fair presentation.  We have not been requested to or, subject to the exercise of professional judgment, attempted to verify independently the completeness, accuracy or fair presentation of any such information, data, advice, opinions and representations.  We have not conducted or been provided with any valuation or appraisal of any assets or liabilities, nor have we evaluated the solvency of the Corporation or Alamos under any provincial or federal laws relating to bankruptcy, insolvency or similar matters.  In addition, we have not assumed any obligation to conduct any physical inspection of the properties or the facilities of the Corporation or Alamos.

With respect to any financial analyses, forecasts, projections, estimates and/or budgets provided to Haywood Securities and used in its analyses, Haywood Securities notes that projecting future results of any company is inherently subject to uncertainty.  Haywood Securities has assumed, however, that such financial analyses, forecasts, projections, estimates and/or budgets were prepared using the assumptions identified therein and that such assumptions reflect the best currently available estimates and judgments by management as to the expected future results of operations and financial condition of the Corporation.  We express no view as to such financial analyses, forecasts, projections, estimates and/or budgets or the assumptions on which they were based.

We have also assumed that the Transaction will have the tax consequences described in the Arrangement Agreement.  In preparing the Fairness Opinion, we have made several assumptions, including that all of the conditions required to complete the Transaction will be met and that the disclosure provided in the Circular with respect to the Corporation, Alamos and their respective subsidiaries and affiliates and the Transaction will be accurate in all material respects.

We have relied as to all legal matters relevant to rendering our opinion upon advice of counsel.   We have further assumed that all material governmental, regulatory or other consents and approvals necessary for the consummation of the Transaction will be obtained without any adverse effect on the Corporation or Alamos or on the contemplated benefits of the Transaction.

The Fairness Opinion is rendered as at the date hereof and on the basis of securities markets, economic and general business and financial conditions prevailing as at the date hereof and the conditions and prospects, financial and otherwise, of the Corporation as they are reflected in the information provided by the Corporation and as they were represented to us in our discussions with the management of the Corporation.  It should be understood that subsequent developments may affect this opinion and that we do not have any obligation to update, revise, or reaffirm this opinion.  We are expressing no opinion herein as to the price at which the common shares of the Corporation or Alamos will trade at any future time.  In our analyses and in connection with the preparation of the Fairness Opinion, we made numerous assumptions with respect to industry performance, general business, market and economic conditions and other matters, many of which are beyond the control of Haywood Securities and any party involved in the Transaction.

We have not been asked to prepare and have not prepared a valuation of the Corporation or Alamos or any of the securities or assets thereof and our opinion should not be construed as a “formal valuation” (within the meaning of Multilateral Instrument 61-101 Protection of Minority Security Holders in Special Transactions).

This Fairness Opinion is provided for the use of the Board of Directors of the Corporation only and may not be disclosed, referred or communicated to, or relied upon by, any third party without our prior written approval.  Haywood Securities consents to the inclusion of this Fairness Opinion in the Circular.  Haywood Securities disclaims any undertaking or obligation to advise any person of any change in any fact or matter affecting the Fairness Opinion which may come or be brought to the attention of Haywood Securities after the date hereof.  Without limiting the foregoing, in the event that there is any material change in any fact or matter affecting the Fairness Opinion after the date hereof, Haywood Securities reserves the right to change, modify or withdraw the Fairness Opinion.

Haywood Securities believes that its analyses must be considered as a whole and that selecting portions of the analyses or the factors considered by it, without considering all factors and analyses together, could create a misleading view of the process underlying this Fairness Opinion.  The preparation of an opinion is a complex process and is not necessarily susceptible to partial analysis or summary description.  Any attempt to do so could lead to undue emphasis on any particular factor or analysis.

Fairness Conclusion

Based on and subject to the foregoing and such other factors as Haywood Securities considered relevant, Haywood Securities is of the opinion that, as of the date hereof, the consideration to be received by the common shareholders of the Corporation in connection with the Transaction is fair, from a financial point of view, to such common shareholders of the Corporation.

Yours truly,